Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces a Contract Win to Provide

Its Ground-Based High-Speed Rail Signaling Products to

Chongqing-Lichuan Line

Beijing, China – March 18, 2013 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to provide the Train Control Center (TCC) and Temporary Speed Restriction Server (TSRS) to Chongqing-Lichuan high-speed rail line. The contract is valued at approximately US $6.54 million or RMB 40.98 million.

The ground-based high-speed rail signaling system normally includes Train Control Center (TCC), Temporary Speed Restriction Server (TSRS), Line-side Electronic Unit (LEU), Balise and other auxiliary equipments. Followed by the contract win of providing LEU and Balise for Chongqing-Lichuan line in October 2012, Hollysys successfully signed this contract to provide the other portion of the ground-based signaling system for Chongqing-Lichuan line.

Chongqing-Lichuan high-speed rail line connects Chongqing city and Lichuan city in Hubei Province, which is an important portion of one of the “Four Horizontals” - Shanghai-Wuhan-Chengdu high-speed rail line. This line is expected to begin operations by the end of 2013.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: “We are pleased of winning this contract to supply our ground-based signaling system to Chongqing-Lichuan line, which is again a demonstration of our key market position in the high-speed rail field. We are expecting continuous contract awards and we believe that with our solid market position, strong R&D capability and well-reputed track records, Hollysys will continue to benefit from China and the world’s rail and subway construction, and create value for our shareholders.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China, Southeast Asia and the Middle East that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993 in China, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai and India, and serves over 4,000 customers involving more than 15,000 projects in the industrial, railway, subway and nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com